  EXHIBIT 99.1

Camarena® Tequila and Ninja Labs

Launch New Soccer Streaming Series

Camarena® Tequila Introduces Esports Legend Ninja

to the World of Soccer Through New EA FC 24

Tune in to Ninja’s Twitch Today at 5:00 PM CST

Download images here

Frisco, TX, October 26 – Camarena Tequila and NinjaLabs, an initiative of GameSquare Holdings, Inc. ("GameSquare”) (NASDAQ: GAME); (TSXV: GAME), are excited to announce Camarena Happy Hour, the newest partnership involving gaming superstar Tyler “Ninja” Blevins. The series kicks off today at 5:00 PM CST on Ninja’s Twitch.

Camarena Tequila prides itself on being the most awarded tequila.* Every bottle of Camarena Tequila is handcrafted in the Mexican Highlands with 100% blue weber agave, resulting in a well-rounded and smooth taste.

Camarena Happy Hour will serve as a recurring stream series converging the dynamic realms of gaming, tequila, and soccer. During each event, big-name soccer gamers will enjoy Camarena Tequila cocktails while introducing Blevins to soccer gaming and helping him decide which real-life soccer team he will be supporting. This will all be done using the ever-popular sports title EA FC 24 as a backdrop.

“Incredibly hyped to be partnering with the amazing folks at Camarena Tequila on our Happy Hour series,” said Ninja. “We're giving fans a new way to experience the world of soccer with a ton of action and some of the biggest names on the scene. Fans should be sure to tune in, cause we have epic prizes up for grabs too.”

“Camarena Tequila over indexes with both gamers and soccer fans,” said Brandon Lieb, VP of Spirit of Gallo. "Our partnership with Ninja and other soccer gamers makes for a perfect match and will allow us to resonate with an engaged soccer and gaming audience."

In this unique Happy Hour experience, GameSquare creators and their crews will engage in exhilarating EA FC 24 matches, all while engaging in lively conversations about tequila and soccer with an array of popular gaming personalities, including EA FC streamer AA9Skillz, Argentine soccer legend Sergio Agüero, and more. As the journey progresses, the campaign will take an exciting turn in January by introducing the Camarena Tequila VIP Experience contest. Viewers who enter into this contest will have the chance to win a gaming session with renowned AA9Skillz, and virtually meet Ninja, serving as the perfect endcap for the campaign.

“Happy Hour” is the latest project from Ninja Labs, GameSquare's innovation initiative led by Tyler “Ninja” Blevins as GameSquare’s Chief Innovation Officer. Ninja Labs is a first of its kind incubation program developing IP and new venture opportunities that push the gaming landscape forward while tapping into GameSquare’s vast and varietal network of creators, influencers and gamers.

Check out Ninja’s Twitch channel for the launch: https://twitch.tv/Ninja

Tyler Blevins is repped by CAA and Loeb & Loeb, LLP.

*Based on Gallo internal records

About Camarena® Tequila:

Camarena Tequila is the most awarded tequila and has a six generation legacy. It is made from 100 percent blue weber agave grown in the Los Altos Highlands region of Jalisco, one of Mexico's most prestigious tequila districts. Produced in Arandas at the family-owned and operated distillery, each bottle is double distilled. The Camarena Tequila portfolio includes Silver, Reposado and Añejo. Suggested retail price for 750mL is between $24 and $33. Camarena Tequila is part of Spirit of Gallo, an award-winning spirits portfolio that includes E&J Brandy, New Amsterdam, High Noon and more. Visit www.tequilacamarena.com or follow us on Instagram, Facebook or Twitter.

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About Ninja Labs:

Ninja Labs is a pioneering gaming industry force dedicated to innovating and advancing the esports and gaming experiences. Headed by gaming legend Tyler "Ninja" Blevins, the company's mission is to elevate gaming to new heights while promoting wellness and performance among gamers.

About Spirit of Gallo:

For nearly a half a century, the Gallo family has been growing its portfolio of spirits brands. Spirit of Gallo's mission is to build the next great American spirits company and to meet the changing needs of consumers. Spirit of Gallo represents 24 brands and is now the third largest spirits supplier in the United States by volume. Some of the award-winning brands include New Amsterdam Vodka, E & J Brandy, Horse Soldier Bourbon, Tequila Komos, Camarena Tequila, RumChata, Pink Whitney, RumHaven, Stratusphere Gin, and the break-out, spirit-based hard seltzer, High Noon. Additionally, the portfolio contains an impressive list of both owned and imported luxury spirits such as The Dalmore Single Malt Scotch, Germain-Robin Brandy, Amaro Montenegro, Don Fulano Tequila and Lo-Fi Aperitifs. The entire portfolio is featured on www.spiritofgallo.com.

About GameSquare:

GameSquare Holdings, Inc. (NASDAQ: GAME | TSXV: GAME) is a vertically integrated, digital media, entertainment and technology company that connects global brands with gaming and youth culture audiences. GameSquare's end-to-end platform includes GCN, a digital media company focused on gaming and esports audiences, Cut+Sew (Zoned), a gaming and lifestyle marketing agency, USA, Code Red Esports Ltd., a UK based esports talent agency, Complexity Gaming, a leading esports organization, Fourth Frame Studios, a creative production studio, Mission Supply, a merchandise and consumer products business, Frankly Media, programmatic advertising, Stream Hatchet, live streaming analytics, and Sideqik a social influencer marketing platform. For more information visit www.gamesquare.com.

About Tyler "Ninja" Blevins:

Tyler "Ninja" Blevins is one of the most recognizable gaming and entertainment personalities in the world. With more than 74 million fans worldwide on major digital networks, Tyler "Ninja" Blevins became a pop culture phenomenon in 2018, after he streamed on Twitch playing Fortnite alongside rappers Drake, Travis Scott, and Pittsburgh Steelers wide receiver Juju Smith-Schuster. Since then, he's gone on to become the first streamer to get an exclusive skin in both Fortnite and Raid: Shadow Legends as a playable champion, and was the first professional gamer to be featured on the cover of ESPN The Magazine.

He can be seen in a cameo in Free Guy, starring Ryan Reynolds. He has also had roles in Hotel Transylvania: Transformania and Fox's "Duncanville". He is the author of two graphic novels. Following the success of Ninja: The Most Dangerous Game (released in December 2019), Ten Speed Press published the sequel, Ninja: War for the Dominions (May 2021). A noted philanthropist who has been active in his hometown community of Detroit as well as his new home in Chicago, he was named one of TIME Magazine's 100 Most Influential People of 2019, and recently sponsored the Ninja Esports Lounge at the Matilda R. Wilson Boys & Girls Clubs location in Auburn Hills, Michigan.

For media inquiries, please contact:

GameSquare / Ninja Labs

The Untold

Chelsey Northern, Cory Councill

pr@gamesquare.com

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